                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4 )*


                            STAFF BUILDERS, INC.
           (formerly TENDER LOVING CARE HEALTH CARE SERVICES, INC.)
           --------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   852377100
           --------------------------------------------------------
                                 (CUSIP Number)

           Mr. Gary Tighe                    Floyd I. Wittlin, Esq.
           Staff Builders, Inc.              Richards & O'Neil, LLP
           1983 Marcus Avenue                885 Third Avenue
           Lake Success, NY  11042           New York, NY  10022
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 12 Pages



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CUSIP No. 852377100                   13D                 Page 2 of 12 Pages



- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

        Stephen Savitsky - SS#:  ###-##-####

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
                                   Not Applicable

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                   United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 1,646,601
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   671,552
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 1,646,601
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,318,153

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                       9.4%

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                       IN

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                        STAFF BUILDERS, INC. SCHEDULE 13D
                                 AMENDMENT NO. 4


NOTE:     This Amendment No. 4 amends a Statement on Schedule 13D, dated
November 1, 1986 (the "Initial Statement"), and filed on behalf of Stephen Savitsky, as amended by Amendment No. 1, dated December 27, 1989 ("Amendment No. 1"), Amendment No. 2, dated December 3, 1991 ("Amendment No. 2"), and Amendment No. 3, dated February 23, 1994 ("Amendment No. 3" and, together with Amendment No. 1, Amendment No. 2 and the Initial Statement, the "Schedule 13D").

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Staff Builders, Inc., a Delaware corporation (the "Company"). Prior to December 1, 1987, the name of the Company was "Tender Loving Care Health Care Services, Inc." The Company's principal executive officers are located at 1983 Marcus Avenue, Lake Success, New York 11042.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Stephen Savitsky.

          (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 11042.

          (c) Mr. Savitsky is Chairman of the Board, President, Chief Executive Officer and a Director of the Company.

          (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

          (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Savitsky is a citizen of the United States.

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Amendment No. 4 to Schedule 13D relates to the vesting on February 7, 1995 of non-qualified stock options to purchase 250,000 shares of Common Stock out of a total of 1,000,000 non-qualified stock options granted to Mr. Savitsky on October 1, 1994 pursuant to the Company's 1994 Performance-Based Stock Option Plan (the "'94 Plan").

          Mr. Savitsky paid no consideration for the options.


ITEM 4.   PURPOSE OF TRANSACTION.

          Stock options were granted under the '94 Plan to provide incentive to those executive officers of the Company, selected by the Compensation and Stock Option Committee of the Company's Board of Directors, to continue and increase their efforts to improve operating results, to remain in the employ of the Company and to have a greater financial interest in the Company through ownership of its Common Stock. As a result of the vesting of these options, Mr. Savitsky will be able to further increase his ownership stake in the Company upon exercise of the options and thus enhance his ability to influence its affairs. Except for the possible exercise of these and other options, Mr. Savitsky does not have any plans or proposals which relate to or would result in any of the actions specified in Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (b) Mr. Savitsky beneficially owns 2,318,153 shares of Common Stock (representing 9.4% of the outstanding Common Stock), has sole power with respect to the voting and disposition of 1,646,601 of such shares (1,303,863 of which Mr. Savitsky has the option to acquire and will not have the right to vote such shares until such option is exercised) and has shared power with respect to the voting of 671,552 of such shares pursuant to the grant to Mr. Savitsky of a ten year revocable proxy by Ephraim Koschitzki (526,600 of which the grantor of such proxy has the option to acquire and Mr. Savitsky will not have such shared power with respect to the voting of such shares until such option is exercised). (Although Mr. Savitsky is not furnished with verifiable information with respect to the number of shares beneficially owned by Mr. Koschitzki, Mr. Savitsky believes Mr. Koschitzki beneficially owns 671,552 shares.) Mr. Savitsky shares power with respect to the voting of such 671,552 shares of Common Stock with David Savitsky, Executive Vice President, Chief Operating Officer, Secretary, Treasurer and a

Director of the Company, whose business address is 1983 Marcus Avenue, Lake Success, New York 11042. Mr. Savitsky is a citizen of the United States.

          In addition to the shares of Common Stock underlying Mr. Savitsky's vested options under the '94 Plan, Mr. Savitsky has the option to acquire 519,863 shares of Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1983 Incentive Stock Option Plan (the "'83 Plan"). Mr. Savitsky was granted 351,000 of these vested options on March 28, 1990, an additional 13,000 of these vested options on June 17, 1991, an additional 150,000 of these vested options on May 26, 1992, and the remaining 5,863 vested options on April 22, 1993.

          Mr. Savitsky also has the option to acquire 334,000 of the shares of Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1986 Non-Qualified Stock Option Plan (the "'86 Plan"). Mr. Savitsky was granted 234,000 of these vested options on March 28, 1990, and the remaining 100,000 vested options on June 17, 1991.

          Mr. Savitsky also has the option to acquire 200,000 of the shares of Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky on February 3, 1994 under the Company's 1993 Stock Option Plan (the "'93 Plan").

          Stock options are granted under the '83 Plan, the '86 Plan and the '93 Plan to officers, directors and employees of the Company selected by the Compensation and Stock Option Committee of the Company's Board of Directors as a reward for the grantees' past efforts, and to encourage their future efforts, on behalf of the Company.

          Pursuant to the Company's Certificate of Incorporation, a holder of shares of Common Stock who beneficially owned such shares for at least 48 consecutive calendar months prior to the record date of a meeting of stockholders is entitled, with certain limited exceptions, to ten votes for each such share. A holder of shares of Common Stock which have not been held for at least such time period is entitled to one vote for each such share. Shares of Common Stock acquired after May 15, 1986 pursuant to options granted before May 15, 1986 are entitled, with certain limited exceptions, to ten votes for each such share. Shares entitled to one vote per share are referred to as "Short-Term Shares" and shares entitled to ten votes per share are referred to as "Long-Term Shares." 487,690 of the 2,318,153 shares of Common Stock of which Mr. Savitsky is the beneficial owner are Long-Term Shares (Mr. Savitsky shares voting power with respect to 144,952 of such 487,690 Long-Term Shares pursuant to a ten year revocable proxy) and the remainder are Short-Term Shares. Because a portion of the shares beneficially owned by Mr. Savitsky are Long-Term Shares, the percentage of votes that he may cast at a meeting of stockholders is greater than the percentage of the outstanding Common Stock owned by him.

          (c) Except for the vesting of 250,000 options under the '94 Plan on February 6, 1995, Mr. Savitsky has not engaged in any transaction with regard to the Common Stock during the past sixty days.

          (d) Mr. Ephraim Koschitzki has the right to receive and direct the receipt of dividends from, or the proceeds from the sale of, 671,552 shares of Common Stock beneficially owned by Mr. Savitsky (526,600 of which Mr. Koschitzki has the option to acquire and will not have such rights with respect to such shares until such option is exercised).

          (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The contracts, arrangements, understandings and relationships required to be described in response to Item 6 to Schedule 13D are described in the response to Items 4 and 5 of this Amendment No. 4 to Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 -    The Company's 1983 Incentive Stock Option Plan, as
                         amended (incorporated by reference to Exhibit 28.1 to the Company's Registration Statement on Form S-8 with respect to the Company's 1983 Incentive Stock Option
                         Plan filed with the Securities and Exchange Commission on December 1, 1988 and Exhibits 10.2, 10.3, 10.4,
                         10.5, 10.6 and 10.7 to the Company's Registration
                         Statement on Form S-8 with respect to the Company's
                         1983 Incentive Stock Option Plan filed with the
                         Securities and Exchange Commission on May 22, 1992).

          Exhibit 2 [Option agreement, dated March 28, 1990, under the Company's 1983 Incentive Stock Option Plan between the Company and Stephen Savitsky].

          Exhibit 3 -    Amendment to the Stock Option Agreement, dated November
                         1, 1991, amending the Option Agreement dated March 28,
                         1990, under the Company's 1983 Incentive Stock Option
                         Plan between the Company and Stephen Savtisky.

          Exhibit 4 -    Option Agreement, dated June 17, 1991, under the
                         Company's 1983 Incentive Stock Option Plan between the
                         Company and Stephen Savitsky (previously filed as
                         Exhibit 4 to Amendment No. 2 to this Schedule 13D).

          Exhibit 5 -    Option Agreement, dated May 26, 1992, under the
                         Company's 1983 Incentive Stock Option Plan between the
                         Company and Stephen Savitsky (previously filed as
                         Exhibit 2 to Amendment No. 3 to this Schedule 13D).

          Exhibit 6 -    Option Agreement, dated April 22, 1993, under the
                         Company's 1983 Incentive Stock Option Plan between the
                         Company and Stephen Savitsky (previously filed as
                         Exhibit 3 to Amendment No. 3 to this Schedule 13D).

          Exhibit 7 -    The Company's 1986 Non-Qualified Stock Option Plan, as
                         amended (incorporated by reference to Exhibit 28.1 to the Company's Registration Statement on Form S-8 with respect to the Company's 1986 Non-Qualified Stock
                         Option Plan filed with the Securities and Exchange
                         Commission on December 1, 1988 and Exhibits 10.2 and
                         10.3 to the Company's Registration Statement on Form S-
                         8 with respect to the Company's 1986 Non-Qualified
                         Stock Option Plan filed with the Securities and Exchange Commission on May 22, 1992).

          Exhibit 8 -    [Option Agreement, dated as of March 28, 1990, under
                         the Company's 1986 Non-

                         Qualified Stock Option Plan between the Company and Stephen Savitsky].

          Exhibit 9 -    Stock Option Agreement, dated as of June 17, 1991,
                         under the Company's 1986 Non-Qualified Stock Option
                         Plan between the Company and Stephen Savitsky
                         (previously filed as Exhibit 2 to Amendment No. 2 to this Schedule 13D).

          Exhibit 10 -   The Company's 1993 Stock Option Plan, as amended
                         (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 with respect to the Company's 1993 Stock Option Plan filed with the Securities and Exchange Commission on September 7, 1993).

          Exhibit 11 -   Agreement, dated February 3, 1994, under the Company's
                         1993 Stock Option Plan between the Company and Stephen
                         Savitsky (previously filed as Exhibit 5 to Amendment
                         No. 3 to this Schedule 13D).

          Exhibit 12 -   The Company's 1994 Performance-Based Stock Option Plan.

          Exhibit 13 -   Agreement, dated as of October 1, 1994, under the
                         Company's 1994 Performance-Based Stock Option Plan between the Company and Stephen Savitsky.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.


Dated:  February 21, 1995



                              /s/ Stephen Savitsky
                              ----------------------------
                                     Stephen Savitsky

                                  EXHIBIT INDEX


                                                            Location of
                                                            in Sequential
Exhibit No.         Description                             Numbering System
- -----------         -----------                             ----------------
       1            The Company's 1983 Incentive Stock
                    Option Plan, as amended
                    (incorporated by reference to
                    Exhibit 28.1 to the Company's
                    Registration Statement on Form S-8
                    with respect to the Company's 1983
                    Incentive Stock Option Plan filed
                    with the Securities and Exchange
                    Commission on December 1, 1988 and
                    Exhibits 10.2, 10.3, 10.4, 10.5,
                    10.6 and 10.7 to the Company's
                    Registration Statement on Form S-8
                    with respect to the Company's 1983
                    Incentive Stock Option Plan filed
                    with the Securities and Exchange
                    Commission on May 22, 1992).

       2            [Option Agreement, dated March 28,
                    1990, under the Company's 1983
                    Incentive Stock Option Plan between
                    the Company and Stephen Savitsky].

       3            Amendment to Stock Option
                    Agreement, dated November 1, 1991
                    amending the Option Agreement dated
                    March 28, 1990, under the Company's
                    1983 Incentive Stock Option Plan
                    between the Company and Stephen
                    Savitsky.

       4            Option Agreement, dated June 17,
                    1991, under the Company's 1983
                    Incentive Stock Option Plan between
                    the Company and Stephen Savitsky
                    (previously filed as Exhibit 4
                    to Amendment No. 2 to this
                    Schedule 13D).

       5            Option Agreement, dated May 26,
                    1992, under the Company's 1983
                    Incentive Stock Option Plan between
                    the Company and Stephen Savitsky
                    (previously filed as Exhibit 2 to
                    Amendment No. 3 to this
                    Schedule 13D).

       6            Option Agreement, dated April 22,
                    1993, under the  Company's 1983
                    Incentive Stock Option Plan between
                    the Company and Stephen Savitsky
                    (previously filed as Exhibit 3 to
                    Amendment No. 3 to this
                    Schedule 13D).

       7            The Company's 1986 Non-Qualified
                    Stock Option Plan, as amended
                    (incorporated by reference to
                    Exhibit 28.1 to the Company's
                    Registration Statement on Form S-8
                    with respect to the Company's 1986
                    Non-Qualified Stock Option Plan
                    filed with the Securities and
                    Exchange Commission on December 1,
                    1988 and Exhibits 10.2 and 10.3 to
                    the Company's Registration
                    Statement on Form S-8 with respect
                    to the Company's 1986 Non-Qualified
                    Stock Option Plan filed with the
                    Securities and Exchange Commission
                    on May 22, 1992).

       8            [Option Agreement, dated as of
                    March 28, 1990, under the Company's
                    1986 Non-Qualified Stock Option
                    Plan between the Company and
                    Stephen Savitsky].

       9            Stock Option Agreement, dated as of
                    June 17, 1991, under the Company's
                    1986 Non-Qualified Stock Option
                    Plan between the Company and
                    Stephen Savitsky (previously filed
                    as Exhibit 2 to Amendment No. 2 to
                    this Schedule 13D).

       10           The Company's 1993 Stock Option
                    Plan, as amended (incorporated by
                    reference to Exhibit 4.5 to the
                    Company's Registration Statement on
                    Form S-8 with respect to the
                    Company's 1993 Stock Option Plan
                    filed with the Securities and
                    Exchange Commission on September 7,
                    1993).

       11           Agreement, dated February 3, 1994,
                    under the Company's 1993 Stock
                    Option Plan between the Company and
                    Stephen Savitsky (previously filed
                    as Exhibit 5 to Amendment No. 3 to
                    this Schedule 13D).

       12           The Company's 1994 Performance-
                    Based Stock Option Plan.

       13           Agreement, dated as of October 1,
                    1994, under the  Company's 1994
                    Performance-Based Stock Option Plan
                    between the Company and Stephen
                    Savitsky.